UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Dolan Media Company
(Exact name of registrant as specified in its charter)

Delaware	43-2004527

(State of incorporation	(IRS Employer
or organization)	Identification No.)

222 Second Avenue South, Suite 2300, Minneapolis, Minnesota	55402

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Series A Junior Participating Preferred Stock Purchase Right	The New York Stock Exchange
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

We hereby amend our registration statement on Form 8-A, which we filed with the SEC on February 3, 2009 (the “Original 8-A”) as follows:
Item 1. Description of Registrant’s Securities to be Registered.
Item 1 of the Original 8-A is amended by adding the following:
On March 17, 2010, we entered into Amendment No. 1 to Rights Agreement (the “Amendment”) with Mellon Investor Services, LLC, the Rights Agent, which amends, among other things, our Rights Agreement dated as of January 29, 2009 (the “Rights Agreement”) as follows:
(1)	changes the final expiration date of the rights from January 29, 2019, to January 29, 2013;

(2)	increases from 15% to 20% the percentage ownership of our outstanding common stock that a person or group of affiliated or associated persons may acquire before becoming an “acquiring person;” and

(3)	adds a qualified offer provision, which would, under certain circumstances, allow the holders of 10% of our outstanding common stock (excluding the acquiring person) to direct our board to call a special meeting of stockholders to consider a resolution authorizing the redemption of all outstanding rights under the Rights Agreement.
Under the qualified offer provisions of our Rights Agreement, as amended, if our board does not hold a special meeting within 90 business days of receipt of the notice from holders of 10% of our outstanding common stock (excluding the acquiring person), the rights will be automatically redeemed at the close of business on the 10th business day following that date. If a meeting is held and the holders of a majority of our outstanding common stock representing a majority of the shares of common stock represented at the meeting at which a quorum is present vote in favor of the redemption of the rights, the qualifying offer will be deemed exempt from the application of the Rights Agreement, provided that no person or group has become an acquiring person and the qualifying offer continues to be a qualifying offer.
A qualifying offer is an offer that, among other things, our board of directors has determined to have the following characteristics:
•	is an all-cash tender offer or stock exchange offer or combination thereof for any and all of our outstanding shares of common stock;

•	is an offer whose per-share price represents a reasonable premium over the highest market price of the common stock in the preceding 18 months, with, in the case of an offer that includes shares of common stock of the offeror, such per-share offer price being determined using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and the five trading days immediately following the commencement of the offer;

•	is an offer which, within 20 business days after the commencement date of the offer (or within 10 business days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the board rendering an opinion to our board that the consideration being offered to our stockholders is either unfair or inadequate;

•	is subject only to the minimum tender condition described below and other customary terms and conditions, which conditions shall not include any requirements with respect to the offeror or its agents being permitted to conduct any due diligence with respect to our books, records, management, accountants and other outside advisers;

•	is accompanied by an irrevocable written commitment by the offeror to us that the offer will remain open for at least 120 business days and, if a special meeting is duly requested by our stockholders with respect to the offer, at least 10 business days after the date of the special meeting or, if no special meeting is held within 90 business days following receipt of the notice of the special meeting, for at least 10 business days following that 90-day period;

•	is accompanied by an irrevocable written commitment by the offeror to us that, in addition to the minimum time periods specified above, the offer will be extended for at least 15 business days after any increase in the price offered, and after any bona fide alternative offer is made;

•	is conditioned on a minimum of a majority of the shares of our common stock being tendered and not withdrawn as of the offer’s expiration date;

•	is accompanied by an irrevocable written commitment by the offeror to us to consummate promptly upon successful completion of the offer a second-step transaction whereby all shares of our common stock not tendered in the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders’ statutory appraisal rights, if any;

•	is accompanied by an irrevocable written commitment by the offeror to us that no amendments will be made to the offer to reduce the offer consideration or otherwise change the terms of the offer in a way that is adverse to a tendering stockholder; and

•	is accompanied by certifications of the offeror and its chief executive officer and chief financial officer that all information that may be material to an investor’s decision to accept the offer have been, and will continue to be promptly for the pendency of the offer, fully and accurately disclosed.
Further, any offers that have cash or common stock as all or partial consideration are subject to further conditions for qualification as “qualifying offers,” as set forth in the Rights Agreement, as amended.
We intend to ask our stockholders to ratify our Rights Agreement, as amended, at our 2010 annual meeting of stockholders, which we will hold on May 26, 2010. If our stockholders do not ratify our Rights Agreement, as amended, our board will reconsider its decision to keep the Rights Agreement in place, but will not be required to terminate the Rights Agreement, as amended.
The foregoing description is only a summary of certain terms and conditions of the Amendment and is qualified in its entirety by reference to the Amendment, which is incorporated into this registration statement by reference as Exhibits 4.2.
Item 2. Exhibits
Item 2 of the Original 8-A is amended by adding the following Exhibit 4.2.

Exhibit
Number	Description of Exhibits

4.2	Amendment No. 1 to Rights Agreement, dated as of March 17, 2010, between Dolan Media Company and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4 of the current report on Form 8-K filed with the SEC on March 19, 2010).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DOLAN MEDIA COMPANY
Date: March 22, 2010	By:	/s/ Vicki J. Duncomb
		Name:	Vicki J. Duncomb
		Its:	Vice President and Chief Financial Officer